[redacted]

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09058288

SEC Mail Processing Section

FEB 27 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY FUNDS DISTRIBUTOR, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
(No. and Street)

MINOT	ND	58703-3189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA ANDERSON — (701) 852-5292
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES, P.C.
(Name - *if individual, state last, first, middle name*)

24 WEST CENTRAL	MINOT	ND	58703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAURA ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY FUNDS DISTRIBUTOR, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE

Laura Anderson
Signature

President
Title

Carla Brown
Notary Public

Carla Brown
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY FUNDS DISTRIBUTOR, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008 AND 2007

WITH

INDEPENDENT AUDITOR'S REPORT

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

	Pages
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY INFORMATION	
Schedule I - Computations of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934	9
CLAIM OF EXEMPTION FROM RULE 15c3-3	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5	11-12

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Integrity Funds Distributor, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2008 and 2007 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributor, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz
BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2009

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

		2008		2007
CURRENT ASSETS				
Cash and cash equivalents	$	457,363	$	613,853
Accounts and commissions receivable		69,247		141,173
Prepaid assets		19,921		18,022
Total current assets	$	546,531	$	773,048
OTHER ASSETS				
Deferred sales commissions	$	-	$	165,126
Total other assets	$	-	$	165,126
TOTAL ASSETS	$	546,531	$	938,174

LIABILITIES AND STOCKHOLDERS' EQUITY

		2008		2007
CURRENT LIABILITIES				
Commissions and fees payable	$	62,454	$	130,815
Accrued expenses		22,457		23,707
Total current liabilities	$	84,911	$	154,522
TOTAL LIABILITIES	$	84,911	$	154,522
STOCKHOLDERS' EQUITY				
Common stock, par value $1 per share, 50,000 shares authorized, 24,625 shares issued and outstanding	$	24,625	$	24,625
Additional paid-in capital		4,609,721		4,609,721
Accumulated deficit		(4,172,726)		(3,850,694)
TOTAL STOCKHOLDERS' EQUITY	$	461,620	$	783,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	546,531	$	938,174

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Fee income	$ 1,007,523	$ 1,486,277
Commission and underwriting income	362,752	827,961
Interest and dividend income	-	35,000
Total income	$ 1,370,275	$ 2,349,238
EXPENSES		
Commission and fee expense	$ 653,085	$ 1,353,150
Professional fees	6,980	35,405
Advertising and promotion	41,309	19,901
Printing and postage	72,678	41,537
Dues, fees, and registrations	38,303	33,281
Compensation and benefits	163,279	157,718
Rent	14,400	4,500
Amortization of deferred sales commissions	151,692	443,661
Networking expenses	53,459	81,922
Phone	4,557	6,756
Office and computer supplies	33,328	33,259
Other expenses	10,537	9,189
Total expenses	$ 1,243,607	$ 2,220,279
INCOME BEFORE INCOME TAX EXPENSE	$ 126,668	$ 128,959
INCOME TAX EXPENSE	(49,700)	(50,500)
NET INCOME	$ 76,968	$ 78,459

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 24,625	$ 4,409,721	$ (3,929,153)	$ 505,193
Net Income	-	-	78,459	78,459
Capital Infusion	-	200,000	-	200,000
Balance, December 31, 2007	$ 24,625	$ 4,609,721	$ (3,850,694)	$ 783,652
Net Income	-	-	76,968	76,968
Dividends	-	-	(399,000)	(399,000)
Balance, December 31, 2008	$ 24,625	$ 4,609,721	$ (4,172,726)	$ 461,620

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS , INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	76,968	$	78,459
Adjustments to reconcile net income to net cash provided by operating activities:				
Sales commissions amortized		151,692		443,301
Effects on operating cash flows due to changes in:				
Accounts and commissions receivable		71,926		4,838
Deferred sales commissions capitalized		13,434		(439,741)
Prepaid assets		(1,899)		885
Commissions and fees payable		(68,361)		(14,034)
Accrued expenses		(1,250)		17,830
Net cash provided by operating activities	$	242,510	$	91,538
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital infusions	$	-	$	200,000
Dividends		(399,000)		-
Net cash provided (used) by financing activities	$	(399,000)	$	200,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	(156,490)	$	291,538
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		613,853		322,315
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	457,363	$	613,853
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	49,700	$	50,500

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, Inc. are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Capital Financial Services, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Mutual Funds," "Integrity Managed Portfolios," and "The Integrity Funds," hereinafter collectively referred to as "the Funds."

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company has adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN48"), "Accounting for Uncertainty in Income Taxes." The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax provisions that would be subject to change upon examination.

Deferred Sales Commissions – Sales commissions paid to brokers and dealers in connection with the sale of shares of the sponsored mutual funds sold without a front-end sales charge (B and C shares), are capitalized and amortized on a straight-line basis over a period not exceeding eight years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from various sponsored mutual funds and potential contingent deferred sales charges received from shareholders of the various sponsored mutual funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions. In accordance with Statement of Position 98-5, the commissions paid for the sale of Integrity Fund of Funds, Inc.'s shares have been expensed as incurred. The contingent deferred sales charges received from early redemptions from Integrity Fund of Funds, Inc. have been recorded as revenue.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. The tax provisions consisted of the following:

	2008	2007
Federal	$ 43,100	$ 43,800
State	6,600	6,700
Total	$ 49,700	$ 50,500

A reconciliation of the differences between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2008	2007
Expected income tax expense at the U.S. statutory rate	$ 43,100	$ 43,800
The affect of:		
Increase due to state taxes, net of U.S. federal income tax effects	6,600	6,700
Income tax expense	$ 49,700	$ 50,500

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, Inc., Integrity Mutual Funds, Inc., Capital Financial Services, Inc., and the Funds are summarized below:

		2008		2007
Commission and other fee income from funds	$	1,370,275	$	2,314,238
Year end receivables from funds	$	69,247	$	141,173
Commission and other fees paid to Capital Financial Services, Inc.	$	40,919	$	142,797
Commission and other fees received from Capital Financial Services, Inc.	$	6,014	$	15,193
Compensation and benefits paid to Capital Financial Services, Inc.	$	4,260	$	30,000
Compensation and benefits paid to Integrity Mutual Funds, Inc.	$	78,960	$	49,680
Rent paid to Integrity Mutual Funds, Inc.	$	14,400	$	4,500
Other expenses paid to Integrity Mutual Funds, Inc.	$	4,560	$	3,180

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $381,514, which was $356,514 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was .22 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $41,309 and $19,901 for the years ended December 31, 2008 and 2007, respectively.

NOTE 7 - **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from the risk totaled approximately $208,994 as of December 31, 2008.

SUPPLEMENTARY INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total stockholders' equity	$ 461,620	$ 783,652
Less non-allowable assets:		
Deferred sales commissions	-	(165,126)
Prepaid assets	(19,921)	(18,022)
Accounts and commissions receivable	(60,185)	(134,536)
Net capital	$ 381,514	$ 465,968
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$ 62,454	$ 130,815
Accrued expenses	22,457	23,707
Total aggregate indebtedness	$ 84,911	$ 154,522
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement[1]	$ 25,000	$ 25,000
Excess net capital at 1500%[2]	$ 375,853	$ 455,667
Excess net capital at 1000%[2]	$ 373,023	$ 450,516
Ratio: Aggregate indebtedness to net capital	.22 to 1	.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 381,514	$ 465,968
Net audit adjustments to allowable assets	-	-
Net capital per above	$ 381,514	$ 465,968

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2008	2007
1500%	$ 5,661	$ 10,301
1000%	$ 8,491	$ 15,452

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2008 AND 2007

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Integrity Funds Distributor, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2009